FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	March	…………………………………………………,	2015

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-..………………

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date….	March 2, 2015	By……/s/…… Shinichi Aoyama………………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Concerning Commencement of Tender Offer for Axis

March 2, 2015
Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo (First Section) and other Stock Exchanges]

Inquiries: Shinichi Aoyama General Manager Consolidated Accounting Division Finance & Accounting Headquarters +81-3-3758-2111

Notice Concerning Commencement of Tender Offer for Axis

On February 10, 2015, Canon Inc. (the “Company”) announced plans to commence a public tender offer for the shares of Axis AB (“Axis”) (the “Tender Offer”). On February 27, 2015, the Swedish Financial Supervisory Authority and Nasdaq Stockholm both approved the offering memorandum regarding the Tender Offer. With this, the Tender Offer for Axis will commence from March 3, 2015 as follows.

1.	Offer Price :	340 Swedish krona per ordinary share
2.	Offer Period :	From March 3, 2015 to April 1, 2015
(In the event that tender offer conditions are not fulfilled, the Company can extend the Offer Period)

The Tender Offer is not being and will not be made, directly or indirectly, in or into, or by use of mail or any other means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, Australia, Hong Kong, Japan, Canada, New Zealand, South Africa or the United States (the “Excluded Jurisdictions”). This includes, but is not limited to facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic transmission. The Tender Offer cannot be accepted and shares may not be tendered in the Tender Offer by any such use, means, instrumentality or facility of, or from within the Excluded Jurisdictions or by persons located or resident in the Excluded Jurisdictions. Accordingly, this notice and any related Tender Offer documentation are not being and should not be mailed or otherwise transmitted, distributed, forwarded or sent in or into the Excluded Jurisdictions or to any Excluded Jurisdiction person or any persons located or resident in an Excluded Jurisdiction.

Any purported tender of shares in the Tender Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of shares made by a person located in an Excluded Jurisdiction or any agent fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within an Excluded Jurisdiction will be invalid and will not be accepted. Each holder of shares participating in the Tender Offer will represent that it is not an Excluded Jurisdiction person, is not located in an Excluded Jurisdiction and is not participating in such Tender Offer from an Excluded Jurisdiction or that it is acting on a non-discretionary basis for a principal that is not an Excluded Jurisdiction person, that is located outside an Excluded Jurisdiction and that is not giving an order to participate in such offer from an Excluded Jurisdiction. Canon will not deliver any consideration from the Tender Offer into an Excluded Jurisdiction.

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